RODMAN & RENSHAW LLC
1251 Avenue of the Americas
New York, New York 10020

February 3, 2010

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:
Peggy Fisher, Esq.
Assistant Director
Division of Corporate Finance
Mail Stop 6010

Re:	Derma Sciences, Inc. – File No. 333-163127 Registration Statement on Form S-1

Ladies and Gentlemen:

In connection with the above referenced offering and pursuant to the terms of Rule 418(a)(7) and (8) under Securities Act of 1933, as amended, the preliminary prospectus, dated January 8, 2010 was distributed in and outside the United States during the period from January 8, 2010 to the present date.

Approximately 325 preliminary prospectuses, dated January 8, 2010, were distributed to approximately 6 prospective Underwriters and Dealers.  Approximately 100 preliminary prospectuses were delivered to approximately 100 individuals and approximately 55 preliminary prospectuses were delivered to approximately 50 institutional investors.

In addition, the underwriters are aware of their obligations under Rule 15c2-8 of the Securities Act of 1934, as amended, and have taken reasonable steps to ensure compliance with such obligations.

Very truly yours,

RODMAN & RENSHAW LLC